MAIL STOP 3561


      	December 8, 2005

Mr. Rahul Prakash
Global Services Partners Acquisition Corp.
9302 Lee Highway, 5th Floor
Fairfax, VA 22031

      Re:	Global Services Partners Acquisition Corp.
      Amendment No. 1 to Registration Statement on Form S-1
   File No. 333-128350
		Filed November 4, 2005

Dear Mr. Prakash:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements

Notes to Financial Statements

Note 7 - Warrants and option to purchase common stock, page F-10

1. We read your response to our prior comment 49; however, we note that you have agreed with the warrant holders to deliver registered shares upon exercise of the warrants. Since the events or actions to deliver registered shares are beyond your control, it appears the warrants should be initially measured at fair value and classified as a liability in accordance with paragraph 14 of EITF 00-19. Further, the liability should be measured at fair value, with changes in fair value reported in earnings pursuant to the guidance in paragraph 9 of
EITF 00-19. Accordingly, please revise the financial statements to reflect the classification of the warrants as liabilities or demonstrate to us why a revision is not required. In addition, please also provide us with your assumptions in determining the fair value of these liabilities at each balance sheet date presented.

Exhibit 5.1
2. Please revise your legality opinion to indicate that the opinion opines upon Delaware law including the statutory provisions, all applicable provisions of the Delaware constitution and all reported judicial decisions interpreting those laws.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Any questions regarding the accounting comments may be directed to Raj Rajan at (202) 551-3388. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

								Sincerely,



								John Reynolds
      Assistant Director



cc:	Robert Mittman
	Fax: (212) 885-5001




Mr. Rahul Prakash
Global Services Partners Acquisition Corp.
December 8, 2005
p. 1